UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC FILE NUMBER
000-17106

CUSIP NUMBER
501882  104

(Check One):

[  ]  Form  10-K [  ] Form  20-F  [  ] Form  11-K  [X] Form  10-Q [  ] Form  10-D [  ] Form N-SAR [  ]Form N-CSR

For Period Ended:         September 30, 2018

[  ]  Transition  Report on Form  10-K
[  ]  Transition  Report  on Form  20-F
[  ]  Transition  Report on Form 11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

LKA Gold Incorporated
Full Name of Registrant

N/A
Former Name if Applicable

3724  47th Street Ct. N.W.
Address of Principal Executive Office (Street and Number)

Gig Harbor, Washington 98335
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F,  11-K, Form N- SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The  accountant's  statement  or  other  exhibit  required  by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

We are filing the extension in order to provide more time for a final review of our financial statements.  We are expecting no problems or issues with completing the filing within the 5 day extension period.

Part IV - Other Information

(1) Name and telephone number of person to contract in regard to this notification.

Gary R. Henrie, Esq.                                               (309)                                                                313-5092
 (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [  ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LKA Gold Incorporated
 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 2018                              By:     /s/ Nanette Abraham
                                                                        _______________________________
                                                                        Nanette Abraham
                                                                        Chief Financial Officer